Exhibit 99.10

Blueprint 2000 Company Secretary	288b

Terminating appointment as director or secretary

Please complete in typescript, or in bold black capitals.	(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))
CHFP010
Company Number	29846

Company Name in full	Wolseley plc

	Day	Month	Year

Date of termination of appointment	13	12	2002

as director	x	as secretary	Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME	*Style/Title	Mr	* Honours etc

Please insert details as previously notified to Companies House	Forename(s)	Richard

	Surname	Ireland

	Day	Month	Year

†Date of Birth	06	12	1933

A serving director, secretary etc must sign the form below.

	Signed	M J White	Date 16/12/02
* Voluntary details. † Directors only. ** Delete as appropriate.		(** serving secretary)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mark White
Wolseley plc, Parkview 1220, Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh